News Release
B2Gold Celebrates the Opening of the Solar Power Plant at its Otjikoto Mine in Namibia

Vancouver, June 5, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce that on May 29, 2018, the Company celebrated the official opening of the B2Gold Solar Plant at its Otjikoto Mine in Namibia.

The opening of the new solar plant is in-keeping with B2Gold’s ongoing commitment to responsible mining and promoting green energy solutions at its five operating gold mines worldwide. The Otjikoto Solar Plant is one of the first fully-autonomous hybrid plants in the world and will allow the Company to significantly reduce fuel consumption and greenhouse gas emissions from the site’s current 24-megawatt (“MW”) heavy fuel oil (“HFO”) power plant. Changing the power plant to an HFO solar hybrid plant is expected to reduce Otjikoto’s HFO consumption by approximately 2.3 million litres and reduce associated power generation fuel costs by approximately 10% in 2018.

In remarks at the official opening of the solar plant, Namibia’s Minister of Mines and Energy, the Honourable Tom Alweendo, said that the plant “will deliver positive economic, environmental and social impacts that are likely to outlive the life of mine. I am also informed that this solar plant will be one of the largest installations of its kind in Namibia. It will serve as a sustainable power solution as B2Gold works to improve economic returns, reduce impacts on the environment and could potentially be a funding source for community development.”

The development of the Otjikoto solar facility reflects B2Gold’s commitment to environmental stewardship and the Company’s ongoing goal of reducing its dependence on fossil fuels in favour of cleaner, less expensive power sources.

Driven by this goal, B2Gold embarked upon a detailed financial feasibility study early in 2016 to determine the financial viability of adding a 7 MW solar plant to Otjikoto’s energy portfolio. Based on the results of this study, the project was approved in October 2016 with an estimated project cost of $8.5 million. Otjikoto’s solar plant commenced full commissioning in early April 2018, on schedule and on budget.

Bill Lytle, Senior Vice President, Operations, said that a key mandate for B2Gold is to always leave the region and communities where B2Gold operates better off as a result of B2Gold’s investment. “B2Gold firmly believes that a successfully-run, responsible mining company can truly add value and leave a positive legacy to the local communities and environment by generating sustainable socio-economic and environmental benefits.”

B2Gold is considering whether a further innovative use of the solar plant could be as an income-generating asset after the mine closes. Funds generated by this asset could be used to support ongoing Corporate Social Responsibility activities in the region long after the mine has shut down.

The Otjikoto Solar Plant project was championed by Mark Dawe, B2Gold’s Namibia Country Manager, and his management team.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines, and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

With the large, low-cost Fekola Mine now in production, B2Gold is well positioned in achieving transformational growth. In 2018, with the planned first full year of production from the Fekola Mine, consolidated gold production is forecast to be between 910,000 and 950,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces for the Company in 2018 versus 2017.

ON BEHALF OF B2GOLD CORP.

“Bill Lytle”	“Mark Dawe”
Senior Vice President, Operations	Country Manager, Namibia & Managing Director

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production forecasts presented in this news release reflect the total production at the mines the Company operates on a 100% basis.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements regarding anticipated exploration, operations, production and other activities and achievements of the Company, including but not limited to: the anticipated operational results of the solar plant, including its ability to reduce fuel consumption and costs; the future use of the solar plant as an income generating asset after the mine closes and the potential use of any such income; consolidated 2018 gold production forecast being between 910,000 and 950,000 ounces of gold and such representing an increase in annual consolidated gold production of approximately 300,000 ounces for the Company in 2018 versus 2017; and B2Gold being well positioned in achieving transformational growth in 2018. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and the Company’s common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in the Company’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks related to financing and debt, including potential restrictions imposed on the Company’s operations as a result thereof and the ability to generate sufficient cash flows; risks related to operations in foreign and developing countries and compliance with foreign laws, including those associated with operations Mali, Namibia, the Philippine, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks including local instability or acts of terrorism and the effects thereof; risks related to reliance upon contractors, third parties and joint venture partners; risks related to lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for the Company’s operations including risks related to strikes and the halting of such operations from time to time; risks related to conflict with small scale miners; risks related to failures of information systems or information security threats; the final outcome of the audit by the DENR in relation to the Masbate Project; ability to maintain adequate internal control over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; risks related to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, the Company’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.

Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.